Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis.

The board of directors of the Company (the “Board”) has noted the decrease in the price of the shares of the Company (the “Shares”) on The Stock Exchange of Hong Kong Limited on 22 January 2021.

The Company noted news reports regarding removal of the Company from certain indexes and disposal of the Shares by certain funds. Having made such enquiry with respect to the Company as is reasonable in the circumstances, the Board confirms that it is not aware of any information which must be announced to avoid a false market in the Company’s securities or of any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Shareholders of the Company and prospective investors are advised to exercise caution when dealing in the Shares.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 22 January 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong